September 22, 2005

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549-3628

Attn: Mr. Daniel F. Duchovny

RE:	Emtec, Inc.
Schedules TO-C filed July 14 and August 8, 2005
Schedule TO-I filed September 7, 2005
File No. 005-44028

Dear Mr. Duchovny:

Emtec, Inc. (the “Company”) has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to its Schedule TO-I. On behalf of the Company, we respond to the comments raised by the staff (the “Staff”) of the Commission in the letter dated September 13, 2005 regarding the Schedules TO-C filed by the Company on July 14, 2005 and August 8, 2005 and the Schedule TO-I filed by the Company on September 7, 2005. For your convenience, the comments are included in this letter in boldface type and are followed by the applicable response. Attached to this letter is the written statement by the Company requested by the Staff’s letter.

Schedules TO-C

1.	On page 2 of each of your press releases filed under cover of Schedule TO-C you referred to forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. While we note that some of the information in the press releases does not relate to this tender offer, this issuer tender offer is referenced and you have chosen to file the press releases as offer materials under cover of Schedule TO-C. Please confirm that you will avoid making reference to that Act in all future communications in connection with the tender offer.

The Company confirms that it will avoid making reference to that Act in any future communications in connection with the tender offer.

United States Securities and Exchange Commission

Schedule TO-I

Exhibits

2.	Please tell us your basis for not filing as exhibits the agreements documenting the promissory notes described in pages 20-21 of your offer document. Refer to Item 1016(d) of Regulation M-A. Alternatively, file those agreements with your amended Schedule TO.

The Company has filed the agreements as exhibits to Amendment No. 1 of Schedule TO in response to the Staff’s comment.

Offer to Purchase

Cover Page

3.	We note your statement in the third paragraph of the disclosure under the “Important” caption that security holders must include in their letter of transmittal a choice of price at which the shares are tendered. Given that the offer price appears to be fixed at $1.92, please explain this disclosure or delete it.

The Company has revised the third paragraph of the disclosure under the “Important” caption in response to the Staff’s comment.

Summary Term Sheet - What will be the purchase price for the shares and what will be the form of payment? page i

4.	Explain your references to a delay in making payment, given the prompt payment requirements of Rule 14e-1(c).

The Company has revised its response on page i of the Offer to Purchase in response to the Staff’s comment.

How was the $1.92 per share purchase price determined?, page iv

5.	Given that this offer price is significantly below market, understanding how the offer price was determined is important. Expand this section to explain in greater detail how the offer price was set. For example, what is the correlation between the $1.92 per share offer price and the trading price of these shares on the OTC Bulletin Board during the year leading up to Emtec’s merger with Westwood? What discount was applied (if any) to reflect the projected price were a large number of shares, such as the number you are offering to purchase, to be purchased in the open market? When the offer price was agreed upon as part of the merger negotiations, was it the intent of the parties to make an offer at or below the then-current market price of Emtec’s shares? Was there a discussion of revising the offer price to reflect current market conditions at the time of the offer?

The Company has revised the explanation on page iv of the Offer to Purchase in response to the Staff’s comment.

United States Securities and Exchange Commission

Forward Looking Statements, page v

6.	While you may qualify the forward looking statements you make in the Offer to Purchase, your blanket disclaimer of any obligation or intention to update such statements in the offer materials is inconsistent with the requirements of Rule 14d-3 and should be deleted.

The Company has revised the section of the Offer to Purchase entitled “Forward Looking Statements” in response to the Staff’s comment.

Purpose of the tender offer, page 4

7.	Clarify your reference to “they” in the second sentence of this section.

The Company has revised the disclosure on page 4 of the Offer to Purchase in response to the Staff’s comment.

8.	Please revise this section to describe the purpose(s), rather than just the effects, of your tender offer. For example, is one of the purposes of the tender offer to allow Mr. Desai and Ms. Grabel to increase their percentage ownership of the outstanding shares of your company? In responding to this comment, please address the fact that the tender offer was a requirement of the merger agreement, and explain why it was considered an important part of that transaction. (see our comment above)

The Company has revised the disclosure on pages 4-5 of the Offer to Purchase in response to the Staff’s comment.

Withdrawal Rights, page 10

9.	Refer to Rule 13e-4(f)(2)(ii). Revise to disclose that tendering shareholders also have withdrawal rights if tendered shares have not yet been accepted for payment forty business days after this offered commenced (specify a date).

The Company has revised the disclosure on page 10 of the Offer to Purchase in response to the Staff’s comment.

Conditions of the tender offer, page 12

10.	Refer to the first paragraph in this section. There, you note that if one of the following events occurs and you determine it is not in the company’s best interests to proceed with the offer, the offer will terminate. Note that when one of the listed offer conditions is “triggered” and you decide to proceed with the offer anyway, that decision constitutes a waiver of the relevant offer condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and circulate new disclosure to security holders. You may not rely on the language in the first sentence of this section to tacitly waive a condition of the offer by failing to assert it. Please confirm that your understanding in your response letter.

The Company confirms its understanding of the Staff’s comment and acknowledges that, depending on materiality of the waived condition, it may be required to extend the offer and circulate new disclosure upon waiver of a condition.

United States Securities and Exchange Commission

Sources and amounts of funds, page 15

11.	Please provide the disclosure required by Item 1007(d) of Regulation M-A with respect to the credit facility from General Electric Commercial Distribution Finance, including the stated and effective interest rates, the term of the agreement, and any other material terms or conditions. Also, describe briefly your plans to repay the loan. Refer to Item 1007(d)(2) of Regulation M-A.

The Company has revised the disclosure on page 15 of the Offer to Purchase in response to the Staff’s comment.

Certain information concerning Emtec, page 15

12.	We note that Keith Grabel is one of your directors. Please tell us, with a view toward additional revised disclosure, whether Mr. Grabel is related to Margaret Grabel, one of your largest shareholders. If so, please revise your disclosure throughout your offer document to clarify it.

The Company has revised the disclosure on page 15 of the Offer to Purchase in response to the Staff’s comment and confirms for the Staff that Mr. Grabel is married to Margaret Grabel.

13.	Please revise, on page 18, the address of our reference section to state 100 F. Street, N.E., Washington, D.C. 20549 (our new address).

The Company has revised the disclosure on page 18 of the Offer to Purchase in response to the Staff’s comment.

Interests of directors and executive officers, page 18

14.	Please disclose who among your officers and former directors have advised you that they will tender their securities and the number of securities to be tendered. Refer to Item 1004(b) of Regulation M-A.

The Company has revised the disclosure on page 18 of the Offer to Purchase in response to the Staff’s comment.

15.	For each of the promissory notes describe in pages 20-21, please state the date of the note. For the note issued to Darr Westwood LLC, please disclose the current interest rate.

The Company has revised the disclosure on pages 20-21 of the Offer to Purchase in response to the Staff’s comment.

United States Securities and Exchange Commission

United States Federal Income Tax Consequences, page 23

16.	Revise this subsection to clarify that you describe all material federal tax consequences of the transaction, not “certain” of them.

The Company has revised the disclosure on page 23 of the Offer to Purchase in response to the Staff’s comment.

17.	Delete the reference to this discussion being for “general information only” in the legend on page 26. Security holders are entitled to rely upon the discussion.

The Company has revised the disclosure on page 26 of the Offer to Purchase in response to the Staff’s comment.

Exhibit (a)(1)(G)

18.	Please explain the reference to “TB Wood” in the last paragraph of the first page of this press release. If this is a person involved in soliciting tender offers, please provide the required disclosure under Item 1009(a) of Regulation M-A in the offer document.

The reference to TB Wood in the last paragraph of the firs page of the press release was a typographical error and should have been a reference to the Company.

If you have any questions, please feel free to contact Carmen Romano at 215.994.2971 or the undersigned at 215.994.2992. Thank you for your cooperation and attention to this matter.

Very truly yours,

/s/ Scott K. Baker
Scott K. Baker

cc: Stephen C. Donnelly

WRITTEN STATEMENT OF THE ISSUER

In connection with the response of our counsel, Dechert LLP, Emtec hereby acknowledges:

1. Emtec is responsible for the adequacy and accuracy of the disclosure in the filings;

2. Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3. Emtec may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities last of the United States.

EMTEC, INC.

By:	/s/ Stephen C. Donnelly
Name:	Stephen C. Donnelly
Title:	Chief Financial Officer